UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

PULMATRIX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74584P 103

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74584P103	Page 1 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Partners V, L.P. (“PVP V”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

2,698,201 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7
	9.

 SOLE DISPOSITIVE POWER

2,698,201 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,698,201
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74584P103	Page 2 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

52,722 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

52,722 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,722
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74584P103	Page 3 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

18,600 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

18,600 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74584P103	Page 4 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

26,887 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

26,887, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,887
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74584P103	Page 5 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

2,796,410 shares, of which 2,698,201 shares are directly owned by PVP V, 52,722 shares are directly owned by PVPE V, 18,600 shares are directly owned by PVPFF V and 26,887 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

2,796,410 shares, of which 2,698,201 shares are directly owned by PVP V, 52,722 shares are directly owned by PVPE V, 18,600 shares are directly owned by PVPFF V and 26,887 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,796,410
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 74584P103	Page 6 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

1,211,125 shares, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

1,211,125 shares, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,125
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74584P103	Page 7 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

22,700 shares, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

22,700 shares, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 74584P103	Page 8 of 16

1.	NAMES OF REPORTING PERSON Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

1,233,825 shares, of which 1,211,125 shares are directly owned by PVP IV and 22,700 shares are directly owned by PVPE IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVPE IV), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

1,233,825 shares, of which 1,211,125 shares are directly owned by PVP IV and 22,700 shares are directly owned by PVPE IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVPE IV), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,825
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.3%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 74584P103	Page 9 of 16

1.	NAMES OF REPORTING PERSON Jonathan A. Flint
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

4,030,235 shares, of which 2,698,201 shares are directly owned by PVP V, 52,722 shares are directly owned by PVPE V, 18,600 shares are directly owned by PVPFF V, 26,887 shares are directly owned by PVPSFF V, 1,211,125 shares are directly owned by PVP IV and 22,700 shares are directly owned by PVPE IV, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote PVP IV’s and PVPE IV’s shares (collectively, the “Fund IV Shares”), and McGuire, as a managing member of PVM V and PVM IV, may be deemed to have shared power to vote the Fund V Shares and the Fund IV Shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

4,030,235 shares, of which 2,698,201 shares are directly owned by PVP V, 52,722 shares are directly owned by PVPE V, 18,600 shares are directly owned by PVPFF V, 26,887 shares are directly owned by PVPSFF V, 1,211,125 shares are directly owned by PVP IV and 22,700 shares are directly owned by PVPE IV, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, and McGuire, as a managing member of PVM V and PVM IV, may be deemed to have shared power to dispose of the Fund V Shares and the Fund IV Shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,030,235
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 74584P103	Page 10 of 16

1.	NAMES OF REPORTING PERSON Terrance G. McGuire
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER

4,031,019 shares, of which 784 shares are owned directly by McGuire (all of which are options to purchase shares of Common Stock exercisable within 60 days of the date of this Schedule 13D), 2,698,201 shares are directly owned by PVP V, 52,722 shares are directly owned by PVPE V, 18,600 shares are directly owned by PVPFF V, 26,887 shares are directly owned by PVPSFF V, 1,211,125 shares are directly owned by PVP IV and 22,700 shares are directly owned by PVPE IV, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote the Fund IV Shares, and Flint, as a managing member of PVM V and PVM IV, may be deemed to have shared power to vote the Fund V Shares and the Fund IV Shares.

	8.	SHARED VOTING POWER See response to row 7
	9.

SOLE DISPOSITIVE POWER

4,031,019 shares, of which 784 shares are owned directly by McGuire (all of which are options to purchase shares of Common Stock exercisable within 60 days of the date of this Schedule 13D), 2,698,201 shares are directly owned by PVP V, 52,722 shares are directly owned by PVPE V, 18,600 shares are directly owned by PVPFF V, 26,887 shares are directly owned by PVPSFF V, 1,211,125 shares are directly owned by PVP IV and 22,700 shares are directly owned by PVPE IV, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, and Flint, as a managing member of PVM V and PVM IV, may be deemed to have shared power to dispose of the Fund V Shares and the Fund IV Shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,031,019
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.1%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 74584P103	Page 11 of 16

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Pulmatrix, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 99 Hayden Avenue, Suite 390, Lexington, MA 02421.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, PVP IV, PVPE IV, PVM IV, Flint and McGuire, (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)	The principal business of each of PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV is that of a private investment partnership. The sole general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V is PVM V. The principal business of PVM V is that of acting as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V. The sole general partner of each of PVP IV and PVPE IV is PVM IV. The principal business of PVM IV is that of acting as the general partner of PVP IV and PVPE IV. Flint and McGuire are the managing members of PVM V and PVM IV and McGuire is also a director of the Issuer.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e)	During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 15, 2015, Pulmatrix, Inc., formerly known as Ruthigen, Inc., a Delaware corporation (the “Issuer”), completed its merger with the former entity Pulmatrix Inc., a Delaware corporation and private company (the “Former Entity”), pursuant to the terms of that certain Agreement and Plan of Merger, dated March 13, 2015 (the “Merger Agreement”), by and among the Issuer, the Former Entity and Ruthigen Merger Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Former Entity with the Former Entity being the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of the Issuer. Also on June 15, 2015, the Issuer’s name was changed to “Pulmatrix, Inc.”

Pursuant to the Merger, each share of capital stock of the Former Entity was exchanged for 0.148187124066461 shares of Common Stock of the Issuer, and immediately following the Merger, on June 15, 2015, the Issuer effected a 1-for-2.5 reverse stock split (the “Reverse Split”) of the issued and outstanding Common Stock. As a result of the Merger, the former stockholders of the Former Entity own 81.7% of the Issuer’s total outstanding shares of Common Stock and of the total voting power of all of the Issuer’s outstanding securities. The exchange was registered under the Securities Act of 1933, as amended, on Form S-4 (File No. 333-203417), originally filed on April 15, 2015.

CUSIP No. 74584P103	Page 12 of 16

Upon consummation of the Merger and giving effect to the Reverse Split, PVP V received a total of 2,626,762 shares of Common Stock of the Issuer and warrants to purchase 783,128 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity, PVPEF V received a total of 51,330 shares of Common Stock of the Issuer and warrants to purchase 15,264 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity, PVPFF V received a total of 18,110 shares of Common Stock of the Issuer and warrants to purchase 5,365 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity, PVPSFF V received a total of 26,172 shares of Common Stock of the Issuer and warrants to purchase 7,832 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity, PVP IV received a total of 1,179,066 shares of Common Stock of the Issuer and warrants to purchase 351,448 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity, and PVPE IV received a total of 22,099 shares of Common Stock of the Issuer and warrants to purchase 6,589 shares of Common Stock at an exercise price of $7.55 per share in exchange for its holdings of the Former Entity.

The warrants received in the Merger are not immediately exercisable and may only be exercised, which is referred to as the Initial Exercise Date, upon the earliest to occur of (a) the Issuer entering into a strategic license agreement with a third party related to any of the Issuer's products pursuant to which the Issuer is guaranteed to receive consideration from such third party consisting of cash, marketable securities or a combination thereof having a value of at least $20,000,000 in the aggregate; (b) the Issuer consummating a public or private offering of Common Stock or common stock equivalents resulting in gross proceeds to the Issuer of at least $20,000,000 at a price per share of at least $4.00 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger); (c) the volume weighted average price per share of Common Stock exceeding $5.00 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger) for a period of sixty consecutive trading days and the average daily trading volume exceeds 100,000 (subject to adjustment for stock splits, reverse stock splits, stock dividends and other similar events, but no adjustment shall be made in respect of the Merger) shares of Common Stock per trading day; or (d) a change of control. Because these warrants are not immediately exercisable or exercisable within 60 days of this statement, these warrants are not included as beneficially owned in Item 5 below. These warrants expire five years from the Initial Exercise Date.

Following the Merger, on June 16, 2015, Oculus Innovative Sciences, Inc., the former parent of the Issuer, sold, at a purchase price of $6.875, 71,438 shares of the Issuer’s Common Stock to PVP V, 1,392 shares of the Issuer’s Common Stock to PVPE V, 489 shares of the Issuer’s Common Stock PVPFF V, 714 shares of the Issuer’s Common Stock to PVPSFF V, 32,059 shares of the Issuer’s Common Stock to PVP IV and 601 shares of the Issuer’s Common Stock to PVPE IV. These amounts reflect the Reverse Split.

On June 16, 2015, McGuire received an option to purchase 17,710 shares of the Issuer’s Common Stock at an exercise price of $11.80 per share for his services as a director of the Issuer. The option vests monthly over 48 months from the date of grant. On June 24, 2015, McGuire received an option to purchase 1,108 shares of the Issuer’s Common Stock of an exercise price of $11.00 per share for his services as a director of the Issuer. The option vests monthly over 48 months from June 16, 2015. McGuire received these options for no cost.

This summary is qualified in its entirety by reference to the full text of the Merger Agreement which is filed as Exhibits B hereto and incorporated by reference herein.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 74584P103	Page 13 of 16

Item 4. Purpose of Transaction.

Each of PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV acquired the Issuer’s Common Stock pursuant to the terms of the Merger Agreement. McGuire, a director of the Issuer, holds certain voting powers with respect to the reportable securities owned by PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 14,869,037 shares of Common Stock outstanding as of June 15, 2015, following the Merger.

(a)	PVP V directly beneficially owns 2,698,201 shares of Common Stock, or approximately 18.1% of the Common Stock outstanding. PVPE V directly beneficially owns 52,722 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. PVPFF V directly beneficially owns 18,600 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPSFF V directly beneficially owns 26,887 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

PVP IV directly beneficially owns 1,211,125 shares of Common Stock, or approximately 8.1% of the Common Stock outstanding. PVPE IV directly beneficially owns 22,700 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to indirectly beneficially own the securities owned by PVP IV and PVPE IV.

(b)	Flint and McGuire, the managing members of PVM V may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

Flint and McGuire, the managing members of PVM IV may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP IV and PVPE IV. Each such person disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM IV, in the securities owned by PVP IV and PVPE IV.

In addition, McGuire, in connection with his role as member of the Board of Directors of the Issuer, beneficially owns 784 shares directly, which are options to purchase shares of Common Stock that are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.

(c)	Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)	Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

CUSIP No. 74584P103	Page 14 of 16

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

McGuire, a director of the Issuer, has entered into the Issuer’s form Indemnification Agreement. Pursuant to such form Indemnification Agreement, the Issuer agrees, in certain circumstances, to indemnify each director against expenses (including attorneys’ fees), losses, liabilities, judgments, fines, penalties and amounts paid in settlement, incurred as a result of the fact that the director, in his or her capacity as a director and officer, if applicable, of the Issuer, is made or threatened to be made a party to any suit or proceeding. The Indemnification Agreement also provides for the advancement of expenses to each director in connection with any suit or proceeding. This description is a summary of the terms of the Indemnification Agreement. This description does not purport to be complete and it is qualified in its entirety by reference to the form Indemnification Agreement, which was filed as an Exhibit to the Issuer’s Form S-1 filed with the Securities and Exchange Commission on October 16, 2013 and is incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (appears at end of this statement)

Exhibit B - Agreement and Plan of Merger, dated March 13, 2015*

Exhibit C – Form of Indemnification Agreement**

* Incorporated by reference from the Issuer’s Current Report on Form 8-K (File No. 001-36199), as filed on March 13, 2015.

** Incorporated by reference from the Issuer’s Registration Statement on Form S-1 (File No. 333-190476), as filed on October 16, 2013.

CUSIP No. 74584P103	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

CUSIP No. 74584P103	Page 16 of 16

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: June 25, 2015

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ John Gannon
Authorized Signatory

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire